HEATHCOTE CAPITAL LLC

1333A North Avenue, #707

New Rochelle, NY 10804

914-813-8547

September 27, 2013

Mr. Boyd E. Hoback

President & CEO

Good Times Restaurants Inc.

601 Corporate Circle

Golden, CO 80401

RE:

Agreement dated April 6, 2012, as amended November 5, 2012 and March 25, 2013, between Heathcote Capital LLC (“Heathcote”) and Good Times Restaurants Inc. (the “Company) (the “Agreement”),

Dear Mr. Hoback:

The parties to the Agreement hereby agree to further amend the Agreement as follows:

a)

The scope of the engagement will be modified such that Gary Heller will serve as the Company's Interim Chief Financial Officer.  The scope will further consist of capital markets consulting and investor relations activities focused on the exercise of the outstanding B Warrants and trading volume in the Company’s stock as well as other corporate finance projects  (senior debt or other credit facilities, sale leaseback, franchise financing, etc) to be determined in consultation with the CEO of the Company.

b)

The term of the Agreement shall be one (1) year commencing the date of execution of this amendment (the "Term").

c)

The Company shall pay Heathcote retainer payments as follows:

i) $10,000 per month for months 1 through 3; plus

ii) $7,500 per month for months 4 through 9; plus

iii) $5,000 per month for months 10 through 12.

Payments shall commence October 1, 2013 and be made on the first of each month thereafter.

d)

Additional fees:

i) The Company shall pay Heathcote a fee of 1.0% of equity financing obtained by the Company through the exercise of B warrants issued in the Company's August 2013 secondary offering.

ii) The Company shall pay Heathcote a fee of 0.75% on debt financing obtained by the Company, excluding any development capital from US Restaurant Properties or debt to third party franchisees.

Mr. Boyd E. Hoback

September 27, 2013

e)

Expense reimbursement shall continue as outlined in the Agreement, except that Heathcote's air travel costs shall be paid directly by the Company.

f)

By or before the end of the sixth month subsequent to this amendment, the parties will in good faith determine if there will be a change in the scope of the engagement which may trigger an increase in the monthly remuneration for months 6 - 12 (such monthly remuneration shall not be reduced below the amounts in C(ii) and (iii) above), termination of the engagement agreement in lieu of full time employment of Gary Heller by the Company, or confirmation of this amendment to the Agreement through its term.

g)

Heathcote shall not be prohibited from performing consulting engagements with other restaurant companies, provided such engagements do not pose a conflict of interest.

h)

The Agreement may be terminated prior to expiration of the Term only in the event that Heller becomes a full-time direct employee of the company or Heathcote's non-performance of the activities contemplated by this amendment.

i)

The Company shall provide Heathcote at least two (2) months notice prior to expiration of the Term of its intention to extend the Term or offer full-time employment to Gary Heller.

If this letter agreement accurately sets forth the understanding between us, please sign the enclosed copy of this letter agreement below and return it to Heathcote, at which time this letter agreement will become a mutually binding obligation.

Very truly yours,

HEATHCOTE CAPITAL LLC

By: /s/ Gary J. Heller

Name: Gary J. Heller

Title: President

Agreed to as of the above date:

GOOD TIMES RESTAURANTS INC.

By: /s/ Boyd E. Hoback

Name: Boyd E. Hoback

Title: President & CEO